Fax

LIBERTY INTERNATIONAL

RECEIVED

2004 APR 30 A 8:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line: 020 7887 7108
Direct Fax: 020 7887 0001

04024688

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	28 April 2004
Pages:	4		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

SUPPL

Please find attached an announcement that has been made on the London Stock Exchange today. I would be grateful if you could acknowledge receipt as soon as possible.

Regards

Kerin Williams
Deputy Company Secretary

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

dw 5/4

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1 0BU
TELEPHONE: 020 7900 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk

LIBERTY
INTERNATIONAL

BY FAX

April 2004, 28

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Notification of Interests of Directors and Connected Persons'.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk
REGISTERED IN ENGLAND NO 3685527 REGISTERED OFFICE: 40 BROADWAY LONDON SW1H 0BT

File No. 82-34722

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company
Liberty International PLC

2. Name of director
Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest
Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Mr D Gordon

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
Purchase of Shares

7. Number of shares/amount of stock acquired
(i) 100,000
(ii) 45,000

8. Percentage of issued class
(i) 0.03%
(ii) 0.014%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security
Ordinary Shares

12. Price per share
(i) R89.97
(ii) R89.59

13. Date of transaction
(i) 22 April 2004
(ii) 23 April 2004

14. Date company informed
28 April 2004

15. Total holding following this notification
37,457,497

16. Total percentage holding of issued class following this notification
11.64 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class

File No. 82-34722

following this notification

19. **Total amount paid** (if any) **for** grant of the **option**

20. Description of shares or debentures involved: class, **number**

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries
Kerin Williams
020 7887 7108

25. Name and signature of authorised company official responsible for making this notification
Kerin Williams Deputy Company Secretary
Date of notification 28/04/04

Fax

RECEIVED

2004 APR 30 A 8:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	23 April 2004
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement that have been made on the London Stock Exchange today. I would be grateful if you could acknowledge receipt as soon as possible.

Regards

Kerin Williams
Deputy Company Secretary

LIBERTY
INTERNATIONAL

BY FAX

April 2004, 23

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Directors' Shareholdings'.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC ("the Company")

Directors' Shareholdings

Following the exercise of options, the Company has been advised today of the following:

1. Mr J I Saggers, a Liberty International executive director has increased his holding of Liberty International PLC ordinary shares by 26,860 shares to 101,684 shares, representing 0.032% of the issued share capital.

This increase in holding follows an exercise of options today over 50,000 ordinary shares in Liberty International at an option price of 419p per share and 50,000 ordinary shares in Liberty International at an option price of 406p. Immediately following the exercise, Mr Saggers sold 73,140 ordinary shares at a price of 749p per share in order to meet his acquisition and income tax costs.

2. Other employees of the Company have also today exercised options. The shares required for option exercises are provided by transfer from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As the executive directors of Liberty International PLC (Mr J.G. Abel, Mr D.A. Fischel, Mr J.I. Saggers, and Mr A.C. Smith) are potential beneficiaries of the ESOP, this transfer is disclosable as a change in their interests. Details of all transactions involving the ESOP, including the shares required for the exercise of options by Mr Saggers referred to above, are as follows:

Date of Exercise	**No. of options:**	**Option price:**
23.04.04	50,000shares	419p per share
23.04.04	50,000 shares	406p per share
23.04.04	5,000 shares	512p per share
Total	**105,000 shares**	

Options exercised as a percentage of issued ordinary shares:	0.033%
Total holding of LI Share Plan (Jersey) Limited following this notification:	4,554,019
Total percentage of issued ordinary shares held by LI Share Plan (Jersey) Limited following this notification:	1.416%

Contact name for queries:	Kerin Williams
Contact telephone number:	020 7887 7108
Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary
Date of Notification:	23 April 2004